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FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

VIA EDGAR AND HAND DELIVERY

Kamyar Daneshvar

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.

Registration Statement on Form S-1

Filed August 20, 2014

File No. 333-198271

Dear Mr. Daneshvar:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of Axalta Coating Systems Ltd. (the “Company”) in connection with the offering (the “Offering”) of shares of the Company’s common shares, par value $1.00 per share (the “Common Shares”), by the Company and the selling shareholders named therein.

The Company is providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with a supplemental submission regarding (a) the difference between the potential high-end of the range of the offering price for the Common Shares being sold in the Offering (before giving effect to any stock split) and the fair value of the Common Shares at the time of grants of stock-based compensation and certain sales of Common Shares made by the Company since February 1, 2013, and (b) the form of proposed disclosure of the Company’s estimated results for the quarter ended September 30, 2014. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 24, 2014

Stock Issuances and Stock-Based Compensation

The tables below itemize (a) the Common Shares issued in connection with the Acquisition, (b) the Common Shares sold to key employees and directors subsequent to the Acquisition and (c) all stock options granted by Company since the Acquisition of DPC on February 1, 2013.

Common Shares Issued

	Date	Equity Value	Number of Shares	Fair market value per share
Acquisition
Carlyle Group investment	2/1/2013	$1,348,000,000	134,800,000	$10.00
Key employee investment	2/1/2013	$2,000,000	200,000	$10.00

Stock sales to key employees	11/14/2013	$5,375,000	537,500	$10.00
	12/31/2013	$65,000	6,500	$10.00

Shares issued through June 30, 2014 and December 31, 2013			135,544,000

Stock sales to directors	8/12/2014	$2,000,018	164,340	$12.17
	8/12/2014	$498,970	41,000	$12.17

Shares issued through September 30, 2014			135,749,340

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2013 Stock Option Grants

	Date	Strike Price	Number of Shares	Fair market value per share	Total Compensation Expense	Percent of total grants to date
2013 Option Grants
	7/31/2013	$10.00	2,319,934	$10.00	$7,889,449	30.9%
	7/31/2013	$15.00	3,247,951	$10.00	7,825,770	30.6%
	7/31/2013	$20.00	3,711,955	$10.00	5,938,465	23.2%

			9,279,840		21,653,684	84.7%

	8/22/2013	$10.00	18,340	$10.00	$62,369	0.2%
	8/22/2013	$15.00	25,680	$10.00	61,875	0.2%
	8/22/2013	$20.00	29,350	$10.00	46,955	0.2%

			73,370		171,199	0.7%

	9/22/2013	$10.00	3,668	$10.00	$12,474	0.0%
	9/22/2013	$15.00	5,136	$10.00	12,375	0.0%
	9/22/2013	$20.00	5,870	$10.00	9,391	0.0%

			14,674		34,240	0.1%

	10/30/2013	$10.00	63,828	$10.00	215,983	0.8%
	10/30/2013	$15.00	89,365	$10.00	215,449	0.8%
	10/30/2013	$20.00	102,133	$10.00	163,816	0.6%

			255,326		595,248	2.3%

Total 2013 option grants			9,623,210		$22,454,371	87.8%

October 24, 2014

2014 Stock Option Grants

	Date	Strike Price	Number of Shares	Fair market value per share	Total Compensation Expense	Percent of total grants to date
2014 Option Grants
	2/12/2014	$10.00	22,009	$12.17	$111,900	0.4%
	2/12/2014	$15.00	30,816	$12.17	117,178	0.5%
	2/12/2014	$20.00	35,219	$12.17	94,348	0.4%

			88,044		323,426	1.3%

	5/22/2014	$12.17	136,607	$12.17	565,856	2.2%
	5/22/2014	$15.00	191,250	$12.17	706,799	2.8%
	5/22/2014	$20.00	218,572	$12.17	563,126	2.2%

			546,429		1,835,781	7.2%

	7/29/2014	$12.17	71,880	$12.17	295,110	1.2%
	7/29/2014	$15.00	100,631	$12.17	369,137	1.4%
	7/29/2014	$20.00	115,008	$12.17	293,034	1.1%

			287,519		957,281	3.7%

Total 2014 option grants			921,992		$3,116,488	12.2%

Total option grants to date			10,545,202		$25,570,859	100.0%

Background

As of September 30, 2014, there were 10,178,237 stock options outstanding with a weighted average exercise price per Common Share of $15.84. Following the July 29, 2014 grants itemized above, no additional stock options were granted through September 30, 2014 and no additional grants are expected until the completion of the Offering. As presented above, the Company also sold Common Shares to certain key employees and directors using the same Common Share valuation methodology as described below related to its option grants.

In accordance with FASB’s authoritative accounting guidance on stock compensation, the Company records each of its option grants at fair value. The fair value of the Common Shares that underlies the Company’s stock options was determined by the Company’s management and approved by the Company’s Board of Directors (the “Board”) based upon information available at the time of the grant or sale, respectively. Because there has been no public market for the Common Shares, management has determined the fair value of the Common Shares based on an analysis of the key relevant factors, including the following:

•	the fact that the Company is a private company with illiquid securities;

•	the Company’s historical operating results;

October 24, 2014

•	a discounted cash flow analysis;

•	valuations of publicly traded companies that are comparable to the Company; and

•	the risks involved in an investment in the Company, including related to earnings stability, capital structure, competition and market potential.

Discussion of the 2013 stock option grants and stock sales to key employees

As indicated in the table above, 84.7% of total stock-based compensation to be recognized over the vesting period was attributable to the July 31, 2013 grants. These grants occurred only six months subsequent to the Acquisition and the Company’s management and the Board determined there had not been significant changes in the business that would lead to a change in the value of the Common Shares. Further, the Acquisition price paid by the Sponsor for the DuPont Performance Coatings business was determined through an auction process. Therefore, the Company determined the Acquisition price provided the best estimate of fair value of the Common Shares for awards issued through 2013. The fair value of the Common Shares, as calculated on the date of the closing of the Acquisition, was $10 per share based on the equity contribution by the Sponsor of $1,350 million in return for 135 million Common Shares. In addition to the factors noted above, the Company believes the value of $10 per share continued to be appropriate for the remaining 2013 option grants for the following reasons:

•	the Company’s actual results did not vary significantly from those originally projected during the valuation of the Acquisition by the Sponsor;

•	anticipated synergies related to the Acquisition were yet to be realized;

•	although transition-related expenses were slightly higher than originally anticipated, there were no significant impacts on the Company’s transition plan and execution of activities required for the Company to become a standalone company; and

•	no fundamental changes occurred in the Company’s business model, performance, industry dynamics or strategies originally contemplated by the Sponsor in evaluating their final purchase price paid.

With respect to the stock sales to key employees, the Company considered all of the same elements noted above and believed the $10 per share continued to be the appropriate price.

Discussion of the 2014 stock option grants and stock sales to directors

The Company obtained an updated valuation study from an independent third-party valuation firm as of March 31, 2014. The equity or common stock value of $12.17 determined in this valuation was utilized for determining fair value of all of the 2014 awards. In connection with adopting this valuation, the Company’s enterprise value, which underlies the Common Share valuation, was reassessed by the Company’s management and the Board to reflect the expected

October 24, 2014

improving economic conditions in certain regions of the world, the 2014 operating plan approved by the Board in January 2014, current coatings industry market conditions, valuation of and performance of the Company’s peer group public company comparisons and the realization of certain operational synergies related to the Acquisition.

Based on the March 31, 2014 valuation report, the Company’s management concluded that the February 12, 2014, May 22, 2014 and the July 29, 2014 awards should each be valued using the updated fair value per share of $12.17. The 2014 option grants account for 12.2% of total stock-based compensation expense associated with option awards granted since inception.

When evaluating the option grants and stock sales to the Company’s directors for the quarter ended September 30, 2014, the Company’s management and the Board considered several factors, including that the Company’s public-company peer group appreciated an average of 7.7% from the valuation date of March 31, 2014 to July 29, 2014 and 7.1% from the valuation date of March 31, 2014 to August 12, 2014. Given the insignificant peer group appreciation and the Company’s actual operating results during the same periods, which remained consistent with its 2014 budget utilized for the $12.17 valuation, the Company’s management and the Board believed that the Common Share value of $12.17 remained appropriate in the calculation of its fair value of the stock option awards granted on July 29, 2014 and for the stock sales to certain directors occurring in August 2014. Further, the Company believes the $12.17 value per share, which is supported by the most recent third-party valuation, remained appropriate in light of the continued uncertainty surrounding any potential liquidity event.

While the proposed offering price for the Common Shares being sold in the Offering is expected to be up to [***] and greater than the fair value at the time of each option grant and stock sale, the Company respectfully submits that those option grants and stock sales were properly valued based upon the best information available at the time of such grants consistent with ASC 718. The Company further submits that the difference between the proposed offering price and the fair value of the option grants is supported by:

•	the full liquidity of the shares being sold in the Offering, which the Company expects will be widely traded on New York Stock Exchange;

•	improved economic conditions in the high performance coating systems industry;

•	the completion of all major operational and financial information technology transitions from the Company’s predecessor and the completion of the related transition service agreements;

•	the completion of nearly two years as a standalone company with strong progress on strategic goals and proven ability to operate independently; and

•	the improvement in the Company’s operating results and prospects, as described in the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

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The decision to explore and consider the public offering process was not made until June 24, 2014, the lead investment banks were not selected until August 4, 2014, and the Board did not approve the filing of the Registration Statement related to the Offering until August 19, 2014.

The table below summarizes the impact to total grant date fair values for the stock options granted in the quarter ended September 30, 2014 and the associated unrecognized stock-based compensation expense related to these option awards as well as the stock sales in the quarter ended September 30, 2014 assuming the fair market value of the Common Shares were valued at $[***], $[***] and $[***] per share. The Company believes that any hypothetical increase to compensation expense using these potential offering prices is not significant. Specifically, at an offering price of $[***] per share, there is $[***] million ($[***] million less the actual fair value of $1.0 million detailed above) of incremental non-cash stock expense, of which $[***] million would be recognized over a 5-year vesting period and $[***] million would be recognized in the quarter ended September 30, 2014.

				Total Compensation Expense assuming FMV per share of:
	Date	Strike Price/Purchase Price	Number of Shares	$[***] per share		$[***] per share		$[***] per share
Q3 2014 Option Grants
	7/29/2014	$12.17	71,880		[***]		[***]		[***]
	7/29/2014	$15.00	100,631		[***]		[***]		[***]
	7/29/2014	$20.00	115,008		[***]		[***]		[***]

			287,519		[***]		[***]		[***]

Q3 2014 Stock Sales					[***]		[***]		[***]
	8/12/2014	$12.17	164,340		[***]		[***]		[***]
	8/12/2014	$12.17	41,000		[***]		[***]		[***]

			205,340		[***]		[***]		[***]

Total Q3 2014 option grants and stock sales			492,859	$	[***]	$	[***]	$	[***]

Summary

Based on the above discussion, the Company believes its Common Shares were properly fair valued on the respective option grant and stock sale dates, and such fair values are properly supported using appropriate valuation techniques. In addition, in light of the proposed Offering, if it were determined that the fair values utilized were not supportable, the Company believes any resulting increase in compensation expense over a stock option’s vesting period or upon a sale of the Common Shares would not be material to the Company’s results of operations for the year ended December 31, 2013 or for the six and nine months ended June 30, 2014 and September 30, 2014. Further, a resulting increase in compensation expense would have no impact on Adjusted EBITDA. The Company believes Adjusted EBITDA, its segment and operating performance

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted information.

October 24, 2014

measure, is an appropriate metric when considering materiality as the Company believes it will also be a primary metric that potential investors will use to evaluate the Common Shares in the Offering and in the future.

Estimated Third Quarter Results

The Company also proposes to include in the “Prospectus Summary” section of the prospectus contained in the Registration Statement certain preliminary estimated financial information for the Company’s third quarter ended September 30, 2014. Because the quarter closing procedures are still in progress, the Company cannot provide final numbers for the estimated results at this time; however, the Company respectfully requests that the Staff review the following proposed disclosure in advance of its inclusion in the Registration Statement:

Recent Developments

Our financial results for the three months ended September 30, 2014 are not yet finalized; however, the following information reflects our preliminary expectations with respect to such results based on information currently available to management:

•	We expect to report net sales between $[—] million and $[—] million for the three months ended September 30, 2014, compared to net sales of $1,074.6 million for the three months ended September 30, 2013, representing an increase between [—]% and [—]%. The increase in our expected net sales was primarily driven by increased sales in our Performance Coatings segment, for which we expect to report net sales between $[—] million and $[—] million for the three months ended September 30, 2014, compared to $640.8 million for the three months ended September 30, 2013, representing an increase between [—]% and [—]%. Performance Coatings sales growth was driven by sales increases in both our Refinish and Industrial end-markets globally. We expect to report net sales in the Transportation Coatings segment between $[—] million and $[—] million for the three months ended September 30, 2014, compared to $433.8 million for the three months ended September 30, 2013, representing an increase between [—]% and [—]%. Transportation Coatings sales were primarily driven by an increase in our Commercial vehicle end-market compared to the prior-year period, partially offset by flat sales in our Light Vehicle end-market, in which increased sales in North America and Asia Pacific were offset by declining sales in Latin America compared to the prior-year period. The following table highlights our expected net sales and actual net sales by segment for the three months ended September 30, 2014, and 2013, respectively.

October 24, 2014

(preliminary and unaudited, in millions)										Three Months
	Three Months Ended									Ended
	September 30, 2014									September 30,
	Low			Mid-Point			High			2013
Net Sales
Performance Coatings	$	•		$	•		$	•		$640.8
Transportation Coatings		•			•			•		433.8

Total net sales		•			•			•		1,074.6

Year-over-year % change		•	%		•	%		•	%

•	We expect to report Adjusted EBITDA between $[—] million and $[—] million for the three months ended September 30, 2014, compared to Adjusted EBITDA of $194.1 million for the three months ended September 30, 2013, representing an increase between [—]% and [—]%. The expected improvement in our Adjusted EBITDA resulted primarily from increased sales, lower raw material costs and margin improvement initiatives. We expect Adjusted EBITDA in the Performance Coatings segment for the three months ended September 30, 2014 to be between $[—] million and $[—] million compared to $144.3 million for the three months ended September 30, 2013. We expect Adjusted EBITDA in the Transportation Coatings segment for the three months ended September 30, 2014 to be between $[—] million and $[—] million compared to $49.8 million for the three months ended September 30, 2013.

•	We expect to report a net loss of $[—] million to $[—] million for the three months ended September 30, 2014, compared to our net income of $6.4 million for the three months ended September 30, 2013. The expected decrease resulted primarily from unfavorable impacts related to foreign currency translation losses resulting from the remeasurement of assets and liabilities denominated in foreign currencies and income tax expense offset by favorable impacts from increased net sales, lower raw material costs and decreases in transition-related expenses.

Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 under “—Summary Historical and Pro Forma Financial Information” beginning on page 17 of this prospectus. We encourage you to review our financial information in its entirety and not rely on a single financial measure. The following table presents a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA for the quarters ended September 30, 2014 and September 30, 2013 (mid-point is shown for illustrative purposes only).

October 24, 2014

(preliminary and unaudited, in millions)							Three Months
	Three Months Ended						Ended
	September 30, 2014						September 30,
	Low		Mid-Point		High		2013
Adjusted EBITDA
Performance Coatings	$	•	$	•	$	•	$144.3
Transportation Coatings		•		•		•	49.8

Total Adjusted EBITDA		•		•		•	194.1

Interest expense, net		•		•		•	62.7
Provision (benefit) for income taxes		•		•		•	(26.3)
Depreciation and amortization		•		•		•	87.5
Foreign exchange remeasurement losses (gains)		•		•		•	(9.7)
Long-term employee benefit plan adjustments		•		•		•	1.8
Termination benefits and other employee related costs (a)		•		•		•	47.9
Consulting and advisory fees (b)		•		•		•	11.3
Transition-related costs (c)		•		•		•	8.1
Other adjustments (d)		•		•		•	3.5
Management fee expense		•		•		•	0.9

Net Income (loss)	$	•	$	•	$	•	$6.4

(a)	Represents expenses primarily related to employee termination benefits, including our initiative to improve our overall cost structure within the European region, and other employee-related costs. Termination benefits include the costs associated with our headcount initiatives for establishment of new roles and elimination of old roles and other costs associated with cost-saving opportunities that were related to our transition to a standalone entity.
(b)	Represents fees paid to consultants, advisors and other third-party professional organizations for professional services rendered in conjunction with the transition from DuPont to a standalone entity.
(c)	Represents charges associated with the transition from DuPont to a standalone entity, including branding and marketing, information technology related costs and facility transition costs.
(d)	Represents costs for certain unusual or non-operational losses and the non-cash impact of natural gas and currency hedge losses allocated to DPC by DuPont, stock-based compensation, asset impairments, equity investee dividends, indemnity income and losses associated with the Acquisition, and loss (gain) on sale and disposal of property, plant and equipment.

As of September 30, 2014, cash and cash equivalents and total indebtedness are expected to be approximately $[—] million and $[—] million, respectively, with total expected availability under the Revolving Credit Facility of approximately $[—] million, all of which may be borrowed by us without violating any covenants under the agreement governing our other credit facilities or the indentures governing the Dollar Senior Notes and the Euro Senior Notes.

We have provided ranges for the preliminary estimated financial results described above because our financial closing procedures for the three months ended September 30, 2014 are not complete. The preliminary estimated financial results presented above are subject to the completion of our quarter-end financial closing procedures. Our closing procedures for the three months ended September 30, 2014 will not be complete, and our financial results for the three months ended September 30, 2014 will not be publicly available, until after the expected completion of this Offering. The information presented above should not be considered a substitute for such full unaudited quarterly financial statements.

October 24, 2014

The preliminary information presented in this “Recent Developments” section has been prepared by and is the responsibility of management, reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is not a comprehensive statement of our financial results for the three months ended September 30, 2014. Our actual results may differ materially from these estimated ranges. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, PricewaterhouseCoopers, LLP does not express an opinion or any other form of assurance with respect thereto. Accordingly, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in particular “— Results of Operations” and “— Selected Segment Information” and the consolidated financial statements and related notes contained in this prospectus. For additional information, please see “Risk Factors.”

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 12b-4 and Rule 418, on behalf of the Company, we request that this letter be returned to us upon completion of your review thereof. We have provided a self-addressed stamped envelope for this purpose.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as on or about Wednesday, October 29, 2014. We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or comments you may have regarding this letter.

Sincerely,
/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

October 24, 2014

Robert W. Bryant, Executive Vice President and Chief Financial Officer

Sean M. Lannon, Vice President and Global Controller

Michael F. Finn, Senior Vice President and General Counsel

Jason M. Licht